Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Laidlaw Energy Group, Inc. on Form S-1 Amendment No. 4 (File No. 333-181044) of our report dated April 30, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements and the related consolidated statements of operations, statements of changes in redeemable preferred stock and stockholders’ equity and cash flows of Laidlaw Energy Group, Inc. as of December 31, 2011 and 2010 and for the years ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 6, 2012